Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

UPDATE ON ONE&ONLY RESORTS IN THE MALDIVES

PARADISE ISLAND, The Bahamas, January 3, 2005 – Kerzner International Limited (NYSE:KZL) (the “Company”) today gave an update regarding its properties in the Maldives.  The Company announced that everyone at the One&Only Kanuhura has been accounted for and there were no injuries to any of the resort’s guests or staff.  At the Company’s other resort in the Maldives, the One&Only Reethi Rah, which is currently under development, everyone has also been accounted for with no injuries to any of the development team or construction workers.

The One&Only Kanuhura remained operational for guests who elected to stay and has been receiving new guests since January 1, 2005.  However, 20 Water Villas/Suites have been removed from service until further notice.  Assessment of damage is underway at the One&Only Reethi Rah, which was scheduled to open by the second quarter of 2005.

J.T. Kuhlman, One&Only Resorts’ President/Managing Director, commented, “All of us at One&Only Resorts offer our condolences to those affected in southern Asia and east Africa.  I would like to thank and commend the people of the Maldives for pulling together during this challenging time and our staff for their outstanding efforts to ensure the safety and comfort of our guests.”

The Company also announced that its subsidiary, One&Only Resorts, is donating $100,000 to the Maldivian Disaster Relief Fund to help the local community with rebuilding efforts.

About the Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels.  The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas.  Atlantis, Paradise Island is a

unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean.  The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States.  In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004.  In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand.  The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai.  Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa.  For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.  Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.